May 18, 2005


Mail Stop 0409

Jim Karlak
Chairman, President and CEO
Systems Management Solutions, Inc.
7550 IH-10 West, 14th Floor
San Antonio, TX  78229

Re:	Systems Management Solutions, Inc.
	Form 10-KSB for the year ended June 30, 2004
	Forms 10-QSB for the quarters ended September 30 and December
31, 2004
      File No. 000-30803

Dear Mr. Karlak:

      We have reviewed your response letter dated April 5, 2005 and have the following additional comments. As previously stated, these comments should be addressed in all future filings with the Commission.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB/A for the year ended June 30, 2004

Item 6. Management`s Plan of Operations, page 6

1. We note in your response that you have agreed to comply with our comments 1, 2 and 3 as they relate to required MD&A disclosures. However, we also note that these disclosures have not been made in the amended Form 10-KSB for the period ended June 30, 2004 or the Form 10-KSB for the transition period ended December 31, 2004. Please advise us why you did not include the required disclosures in the aforementioned documents and confirm to us that you intend to include the following disclosures, as appropriate, in all future filings with the Commission:
* A discussion of how you anticipate that you can satisfy your current cash requirements on a short-term and long-term basis in accordance with Item 303(a) of Regulation S-B
* The drivers of all material changes from period to period, including any significant elements of income or loss that do not arise from continuing operations
* Identification and discussion of your critical accounting policies in accordance with FR-60

Consolidated Statements of Cash Flows
2. We note your response to comment 6. Please summarize for us the historical cash flow impact of the series of transactions related to the $777,473 advance you received from the majority shareholder of Biolynx for each period. Advise us of the effects of the initial advance, the loan to Biolynx and the subsequent impairments of the loan receivable from Biolynx as they relate to your consolidated statements of cash flows.

Note 10 - Equity
3. In a previous comment, we asked you to clarify whether the conversion rate for your Series A Cumulative Convertible Preferred Stock was fixed at a rate of $0.20 per share, or if the rate was determined based upon the fair market value of the common stock at the date of conversion. You did not respond to this question, but advised us that it would be discussed in future filings. We note that this disclosure was not clarified in the amended Form 10-KSB for the period ended June 30, 2004 or the Form 10-KSB for the transition period ended December 31, 2004. Please advise us why the disclosure was not addressed in the aforementioned documents and confirm to us that you intend to clarify the disclosure in all future filings with the Commission, as applicable.



Note 13 - Restatements of Previously Reported Financial Statements
4. Please advise us why you did not file an Item 4.02 8-K in connection with the restatement of your financial statements for the year ended December 31 , as well as your intentions to file one in the future.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kristi Beshears, Staff Accountant, at (202)
551-3429 or me at (202) 551-3403 with any other questions.


						Sincerely,


Steven Jacobs
Branch Chief
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Systems Management Solutions, Inc.
May 16, 2005
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